UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Entegris, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-32598	41-1941551
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

129 Concord Road
Billerica, Massachusetts	01821
(Address of principal executive offices)	(Zip Code)

Joseph Colella
Senior Vice President, General Counsel and Secretary
(978) 436-6500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                     .

Section 1 - Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Entegris, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.
The description of the Company’s reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of the RCOI are included in the Company’s Conflict Minerals Report attached as an exhibit to this Form SD.
A copy of this Form SD and the Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD, are publicly available at https://www.https://www.entegris.com/en/home/about-us/corporate-social-responsibility/policies.html. The content on any web site referred to in this Form SD or the related Conflict Minerals Report is not incorporated by reference into this Form SD unless expressly noted.
Item 1.02     Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01     Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01     Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Entegris, Inc. Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENTEGRIS, INC.

Dated: May 29, 2026
By: /s/ Joseph Colella
Name: Joseph Colella
Title: Senior Vice President, General Counsel and Secretary